

March 26, 2015

<u>Via E-mail</u>
Martin P. Galvan
Vice President of Finance,
Chief Financial Officer and Treasurer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

      Re: Lannett Company, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2014
              Filed August 29, 2014
              File No. 001-31298

Dear Mr. Galvan:

We have reviewed your February 23, 2015 response to our comment letter and have the following comment. In this comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1. We note your response to our prior comment 1. As requested in our initial comment, please expand your proposed risk factor discussion to specifically define the phrases "a judgment on the merits" and "substantially achieves" as used in your bylaw provision.

You may contact Preston Brewer, Staff Attorney, at (202) 551-3969 or Bryan Pitko, Special Counsel, at (202) 551-3203 with questions on this comment. In this regard, do not hesitate to contact me at (202) 551-3715.

              Sincerely,

              /s/ *Bryan J. Pitko* <u>for</u>

              Jeffrey P. Riedler
              Assistant Director